UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Vertical Capital Income Fund

(Name of Subject Company (Issuer))

CG Subsidiary Holdings L.L.C.

(Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number of Class of Securities)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), to purchase up to $25,000,000.00 in value of shares of beneficial interest (the “Shares”) of Vertical Capital Income Fund, a Delaware statutory trust (the “Company”), to be commenced pursuant to a Transaction Agreement, dated January 12, 2023, by and between the Company and Carlyle Global Credit Investment Management L.L.C., an affiliate of the Purchaser (the “Transaction Agreement”). The commencement of the Offer is subject to certain terms and conditions set forth in the Transaction Agreement.

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. On the commencement date of the Offer, the Purchaser will file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO. The Offer will be made only pursuant to the offer to purchase, letter of transmittal and related tender offer documents filed as part of the Schedule TO with the SEC upon commencement of the Offer. Investors and holders of Shares are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge at www.carlyle.com. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all of the holders of Shares free of charge at www.VCIF.us.

This filing may contain “forward-looking statements” relating to the business and financial outlook of the Company that are based on the Company’s current expectations, estimates, forecasts and projections and are not guarantees of future performance. In addition, there can be no guarantee that the Offer will take place, or will take place on the terms described in this filing. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this filing. Neither the Purchaser nor any affiliate thereof undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Preliminary Proxy Statement of Vertical Capital Income Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2023

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Curtis L. Buser
Name: Curtis L. Buser
Title: Authorized Signatory